UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of  30 November, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	30th NOVEMBER 2011

ALLIED IRISH BANKS, P.L.C. ("AIB")
INTERIM MANAGEMENT STATEMENT

In the second half of 2011 to date, we have been working hard to continuously improve customer service, structure, processes and practices in the now merged AIB/EBS. This work is being done in circumstances where difficult trading conditions are continuing to affect the bank's financial performance.

OVERVIEW
Progress is being made in a number of key areas:
•	New CEO and Transformation Director appointments announced.
•
Recapitalisation required under the 2011 Prudential Capital Assessment Review (PCAR) now completed. AIB's capital adequacy subsequently confirmed by the most recent European Banking Authority (EBA) stress tests announcement.

•	Customer deposits have stabilised.
•
Non core deleveraging of €10.7 billion, over 50% of end 2013 deleveraging target has been achieved, strong pipeline for more disposals by year end. Total overall reduction of c. €46 billion in loans, from  c. €147 billion to c. €101 billion, over 21 months period to the end of September 2011.

•	Improved customer access to products and services
•	Extensive and increasing support being provided to customers in difficulty.
•	EBS is being successfully aligned and integrated.

TRADING UPDATE
•
The Irish economy is showing encouraging signs of growth driven by increased competitiveness. There has been an improvement in market sentiment towards Ireland due to Government's impressive adherence to EU/IMF programme conditions.  However, challenging environment remains in many domestic sectors, demand being affected by strict and continuing austerity measures. The future economic performance in Ireland will be strongly influenced by events in Europe, where conditions are currently volatile and uncertain.

•
Liability Management Exercises, higher levels of capital and no utilisation of higher cost, non standard Central Bank facilities since April have helped stabilise our net interest margin in the third quarter, compared to the half year figure. However, income pressures persist and may intensify in a lower interest rate environment.

•
Net income continues to be negatively affected by elevated costs of deposits and funding and Government Guarantee costs. As deleveraging continues, reliance on ECB facilities should reduce which is welcome but will further emphasise the higher cost of customer deposits.

•	Lower earning loan volumes as impaired loans continue to increase and volume of new business continues to be affected by muted customer demand.
•
Costs are broadly stable in the 9 months to September vs same period in 2010, lower staff costs have been offset by higher  restructuring and transformation costs and also higher cost of resources required to work with customers in difficulty. Negotiations are ongoing to find agreement on a severance programme that is acceptable to all stakeholders.

ASSET QUALITY
•	Impaired loans have continued to increase across business and personal sectors, levels of arrears in the mortgage book increased in the third quarter for both AIB and EBS.
•
Expected bad debt provisions for 2011 will reflect the continued asset quality deterioration. The provisions that AIB incurs in 2011 will also reflect the Central Bank of Ireland's guidance* that banks should adopt a more conservative and prudent approach to provisioning, to the extent possible within International Financial Reporting Standards (IFRS).

•	The bad debt provisions for 2011 should position AIB to reduce its bad debt charge in 2012. The outlook for 2012 and beyond will be influenced by the domestic and international economic environment.
•	NAMA transfers completed in October, €20.4bn in total transferred at an overall discount of c. 55%.

CUSTOMER ACTIVITY AND FUNDING
•
Improving customer access to products and services, taking steps to simplify the credit application and fulfilment process to better satisfy customer requirements. Recruiting, training and deploying staff to engage and deliver in locations and at times that suit our customers.

•	Committed to continue providing a range of highly competitive products and services to customers, including lowest priced variable rate mortgages.
•
In the year to date, AIB / EBS has supported over 12,000 customers in difficulty with mortgage repayments on their homes. Identifying and will speedily implement further solutions for our customers under the Mortgage Arrears Resolution Strategy.

•	Over 800 dedicated staff (an increase of 200 in last 6 months) are assigned to specialised lending units around the country, managing 29,000 SME customers in difficulty.
•	Deposits have been stable in recent months, particularly since recapitalisation completed in July. Some early signs of balances increasing, though competition is intense and pricing very high.
•	Value of EBS brand underlined by the strong resilience of its deposits.

NON-CORE DELEVERAGING
•
To date, AIB has exceeded the 2011 objectives agreed with the Central Bank of Ireland as part of the Financial Measures Programme in terms of amount delevered, overall cumulative haircut achieved and total capital impact.

•	Achieved €10.7 billion of non core deleveraging by the end of October 2011 through execution of a controlled strategy, featuring asset disposals, repayments and redemptions and increased provisioning.
•	Asset disposals comprised principally property, project and leveraged finance assets located in the United States and Europe.
•	Disposals achieved at better discounts than those assumed in the base case of the Financial Measures Programme and the capital impact of disposals to date has been broadly neutral.
•	The pipeline for further asset disposals to year end remains strong, containing over €1bn, subject to market conditions.
•
Repayments and redemptions to date principally in overseas locations. Achieved through a deliberate strategy to accelerate run-off and amortisation of non core assets located abroad, thereby minimising losses and preserving capital.

•	The non-core team continues to prepare the pipeline for further non-core asset disposals.

CAPITAL
•
Following completion of the recapitalisation programme, AIB is adequately capitalised as underlined by the recent EBA tests of European banks. At end of September,  AIB's core tier one capital ratio was c. 20%.

* Banking Supervision: Our Approach 2011 update - 30th June 2011

-ENDS-

For further information please contact:

Alan Kelly
Director of Corporate Affairs & Marketing
AIB Group
Dublin
Tel: +353-1-6412162
email: alan.j.kelly@aib.ie
Forward-looking statements

This update contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Exchange Act of 1934, as amended, regarding the belief or current expectations of the Group, AIB's Directors and other members of its senior management about the Group's financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group, including statements relating to possible future write-downs or impairments. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'may', 'could', 'would, 'will, 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results of developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, economic conditions in Ireland and international economic and sector-specific conditions, including volatility in the financial markets; the default of a major market participant or negative developments affecting one or more Irish financial institutions; unfavourable economic and market conditions in the Irish property sector; the ability of AIB to access sufficient funding to meet regulatory requirements and its liquidity needs; the uncertainty over the terms of an extension to the eligible liabilities guarantee scheme (the "ELG Scheme") and the market reaction to the removal of government guarantees; changes in AIB's credit ratings or the sovereign ratings of Ireland and other countries; customer and counterparty credit quality; AIB's commitments and restrictions under the Credit Institutions (Financial Support) Scheme, the National Pensions Reserve Fund Commission Investment, the National Asset Management Agency bank asset acquisition programme and the ELG Scheme; non-trading interest rates; market risks, as well as risks related to interest rates, foreign exchange rates and commodity and equity prices; changes in applicable laws, regulations and taxes in jurisdictions in which AIB operates; risks related to the European Commission restructuring plan; the valuation of certain financial instruments; a change in control; natural and other disasters; and effective management of capital.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this update may not occur.

The forward-looking statements speak only as of the date of this update. Except as required by the Central Bank of Ireland, the Irish Stock Exchange, the UK Financial Services Authority, the London Stock Exchange or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this update or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  30 November, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.